SECURITIES AND EXCHANGE COMMISION

                             WASHINGTON, D.C. 20549

                                   FORM 11-K

                [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2000

                                       or

                [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCANGE ACT OF 1934
                         FOR THE TRANSITION PERIOD FROM

                                  ____ TO ____

                           FIRST MERCHANTS CORPORATION
                             RETIREMENT SAVINGS PLAN
              -----------------------------------------------------
               Full title of the plan and the address of the plan,
               if different from that of the issuer named below:


                          FIRST MERCHANTS CORPORATION
                                200 EAST JACKSON
                                MUNCIE, IN 47305
              -----------------------------------------------------
              Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

                           First Merchants Corporation
                             Retirement Savings Plan
                                Table of Contents

                                                                                                                  Page
----------------------------------------------------------------------------------------------------------------------------


Independent Accountants' Report                                                                                     1


Financial Statements

   Statement of net assets available for benefits                                                                   2

   Statement of changes in net assets available for benefits                                                        3

   Notes to financial statements                                                                                    4


Supplemental Schedules

   Schedule H, line 4i-Schedule of assets held for investment purposes at end of year                               8

   Schedule H, line 4j-Schedule of reportable transactions                                                          9

Exhibit

   Exhibit 23, Consent of Independent Accountants                                                                  10

                         Independent Accountants' Report

Administrative Committee
First Merchants Corporation
  Retirement Savings Plan
Indianapolis, Indiana


We have audited the accompanying statement of net assets available for benefits of First Merchants Corporation Retirement Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Merchants Corporation Retirement Savings Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions referred to as "supplemental information," are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BKD,LLP


Indianapolis, Indiana
June 7, 2001

                           First Merchants Corporation
                             Retirement Savings Plan
                 Statement of Net Assets Available for Benefits

December 31                                                                                2000                1999
----------------------------------------------------------------------------------------------------------------------------
Assets
   Investments, at fair value
     Temporary deposit funds                                                            $     415,194       $     482,379
     Collective investment funds                                                           10,232,468           9,606,458
     Mutual funds                                                                             681,184             662,901
                                                                                   -----------------------------------------
         Total investments                                                                 11,328,846          10,751,738
   Employee contributions receivable                                                           24,673
   Employer contributions receivable                                                           27,739              28,143
   Accrued income receivable                                                                    2,372              19,550
   Cash                                                                                                             2,762
                                                                                   -----------------------------------------
         Total assets                                                                      11,383,630          10,802,193

Liabilities
   Cash overdraft                                                                              68,203
                                                                                   -----------------------------------------

Net Assets Available for Benefits                                                         $11,315,427         $10,802,193
                                                                                   =========================================

See notes to financial statements.

                           First Merchants Corporation
                             Retirement Savings Plan
            Statement of Changes in Net Assets Available for Benefits

Year Ended December 31                                                                       2000               1999
----------------------------------------------------------------------------------------------------------------------------
Additions
   Investment income
     Net appreciation in fair value of investments                                      $       98,238        $  1,219,064
     Interest and dividends                                                                     68,532              63,825
                                                                                     ---------------------------------------
                                                                                               166,770           1,282,889
   Employee contributions                                                                      798,722           1,032,407
   Employer contributions                                                                      124,756             109,837
   Transfers from other plans                                                                                    1,374,720
                                                                                     ---------------------------------------
         Total additions                                                                     1,090,248           3,799,853

Deductions--benefits paid to participants                                                      577,014             310,279
                                                                                     ---------------------------------------

Net Increase                                                                                   513,234           3,489,574

Net Assets Available for Benefits, Beginning of Year                                        10,802,193           7,312,619
                                                                                     ---------------------------------------

Net Assets Available for Benefits, End of Year                                             $11,315,427         $10,802,193
                                                                                     =======================================


See notes to financial statements.

                           First Merchants Corporation
                             Retirement Savings Plan
                          Notes to Financial Statements


Note 1 - Description of Plan

The following description of First Merchants Corporation Retirement Savings Plan
(Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined-contribution plan sponsored by First Merchants Corporation (Corporation) for the benefit of all employees who have completed one year of service, worked at least 1000 hours, and are age twenty-one or older. As of January 1, 2001, the eligibility age was lowered to age 18. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). First Merchants Bank, N.A. (Bank) is the trustee of the Plan.

Contributions
The Plan permits eligible employees through a salary deferral election to have the Corporation make annual contributions of up to 15% of eligible compensation. Employee rollover contributions are also permitted. The Corporation makes matching contributions of its employees' salary deferral amounts of 25% of the first 5% of employees' eligible compensation. Forfeitures are used to reduce the Corporation's contributions.

Participant Investment Account Options
Investment account options available include a managed, fixed value, bond, stock, international equity and small cap fund, and as of January 1, 2001, a Corporation stock fund. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation quarterly.

Participant Accounts
Each participant's account is credited with the participant's contribution, allocation of the Corporation contribution and Plan earnings. Allocations of Plan earnings are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
Participants are immediately vested in their salary deferral and rollover contribution accounts plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after five years of credited service.

Payment of Benefits
Upon termination of service, participants may elect to receive a lump-sum amount or installments equal to the value of their accounts. Withdrawals other than for termination are permitted under circumstances provided by the Plan.

Plan Termination
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

First Merchants Corporation
Retirement Savings Plan
Notes to Financial Statements


Note 2 - Summary of Significant Accounting Policies

Method of Accounting
The accompanying financial statements are prepared on the accrual method of accounting.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets available for benefits. Actual results could differ from those estimates.

Investments
Investments are valued at estimated fair value. Temporary deposit funds are valued at cost, which approximates market. Purchases and sales of securities are recorded on a trade-date basis.

Payment of Benefits Benefits are recorded when paid.

Administrative Expenses
Administrative expenses may be paid by the Corporation or the Plan, at the Corporation's discretion.


Note 3 - Investments

The Plan's investments are held by a bank-administered trust fund. The Plan's investments (including investments bought, sold, and held during the year) appreciated in fair value as follows:

                                                                                                     2000
                                                                                   -----------------------------------------
                                                                                            Net
                                                                                       Appreciation
                                                                                       (Depreciated)        Fair Value
                                                                                       in Fair Value          at End
Year Ended December 31                                                                  During Year           of Year
----------------------------------------------------------------------------------------------------------------------------
Investments at estimated fair value as determined by quoted prices in an active market
   Mutual funds                                                                           $(101,887)         $    681,184
Investments at estimated fair value and cost which approximates market
   Temporary deposit funds                                                                                        415,194
   Collective investment funds                                                              200,125            10,232,468
                                                                                   -----------------------------------------

                                                                                          $  98,238           $11,328,846
                                                                                   =========================================

First Merchants Corporation
Retirement Savings Plan
Notes to Financial Statements

                                                                                                     1999
                                                                                   -----------------------------------------
                                                                                            Net
                                                                                       Appreciation         Fair Value
                                                                                       in Fair Value          at End
Year Ended December 31                                                                  During Year           of Year
----------------------------------------------------------------------------------------------------------------------------
Investments at estimated fair value as determined by quoted prices in an active market
   Mutual funds                                                                          $   136,012         $    662,901
Investments at estimated fair value and cost which approximates market
   Temporary deposit funds                                                                                        482,379
   Collective investment funds                                                             1,083,052            9,606,458
                                                                                   -----------------------------------------

                                                                                          $1,219,064          $10,751,738
                                                                                   =========================================

The fair values of individual investments that represented 5% or more of the Plan's assets were as follows:


December 31                                                                                    2000              1999
----------------------------------------------------------------------------------------------------------------------------
First Merchants Bank, N.A. Intermediate Growth Fund for Tax Exempt Accounts                 $8,206,877        $7,816,447

First Merchants Bank, N.A. Intermediate Term Income Fund for Tax Exempt Accounts             2,025,591         1,790,011


Note 4 - Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

The Plan invests in First Merchants Bank, N.A. Temporary Fund II, Intermediate Growth Fund for Tax Exempt Accounts and Intermediate Term Income Fund for Tax Exempt Accounts.

First Merchants Corporation
Retirement Savings Plan
Notes to Financial Statements


Activity at fair value was as follows:

                                                                                                       First Merchants
                                                                            First Merchants              Bank, N.A.
                                                 First Merchants               Bank, N.A.             Intermediate Term
                                                    Bank, N.A.            Intermediate Growth          Income Fund for
                                                    Temporary             Fund for Tax Exempt            Tax Exempt
                                                   Deposit Fund                 Accounts                  Accounts
----------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1998                              $258,195                  $5,337,817                $1,328,591
  Changes                                              219,774                   2,478,630                   461,420
                                            --------------------------------------------------------------------------------

Balance, December 31, 1999                             477,969                   7,816,447                 1,790,011
  Changes                                              (62,775)                    390,430                   235,580
                                            --------------------------------------------------------------------------------

Balance, December 31, 2000                            $415,194                  $8,206,877                $2,025,591
                                            ================================================================================

The Corporation provides certain administrative services at no cost to the Plan.


Note 5 - Tax Status

The Internal Revenue Service has advised that the Plan constitutes a qualified plan under Section 401 of the Internal Revenue Code and that the trust established under the Plan is therefore exempt from federal income taxes. The Plan has been restated since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.


Note 6 - Plan Changes and Restatement

During 1999, the Plan added employees of The First National Bank of Portland (The First National Bank 401(k) Plan) and Madison Community Bank (Anderson Community Bank Salary Savings Plan) to the Plan. Assets of previous plans for these employees totaled $1,374,720 that were transferred into the Plan in 1999. Effective January 1, 2001, employees of Decatur Bank and Trust Company (Decatur Bank and Trust Company 401(k) Profit Sharing Plan) were added to the Plan, and assets of approximately $2,337,000 were transferred into the Plan.

The Plan was restated effective January 1, 1998. As of January 1, 2001, a Corporation stock fund was added as an investment account option, and the Plan eligibility age was lowered to age 18.

                             Supplemental Schedules


                           First Merchants Corporation
                             Retirement Savings Plan
       Schedule H, line 4i--Schedule of Assets Held for Investment Purposes at End of Year
                                December 31, 2000
           Employer Identification Number: 35-1544218 Plan Number: 002


 (a)                                   (b)                                                (c)                    (e)
                               Identity of Issue,                              Description of Investment
                              Borrower, Lessor, or                                 Including Par or            Current
                                  Similar Party                                     Maturity Value              Value
----------------------------------------------------------------------------------------------------------------------------
     Temporary Deposit Funds
        *First Merchants Bank, N.A. Temporary Fund II                                 $415,194                $    415,194
                                                                                                           -----------------
     Collective Investment Funds
        *First Merchants Bank, N.A. Intermediate Growth Fund for Tax Exempt
          Accounts                                                                  345,639 shares               8,206,877
        *First Merchants Bank, N.A. Intermediate Term Income Fund for Tax
          Exempt Accounts                                                           254,752 shares               2,025,591
                                                                                                           -----------------
                                                                                                                10,232,468
                                                                                                           -----------------
     Mutual Funds
        T. Rowe Price International Fund                                              4,944 shares                  71,791
        Scudder International Fund                                                    1,453 shares                  73,076
        Franklin Templeton Foreign Fund                                               7,909 shares                  81,783
        Vanguard International Fund                                                   3,862 shares                  72,868
        Franklin Small Cap Growth Fund                                                3,737 shares                 147,821
        Managers Special Equity Fund                                                  1,583 shares                 121,611
        T. Rowe Price Small Cap Value Fund                                            5,814 shares                 111,288
        Franklin Templeton Developing Markets                                            89 shares                     946
                                                                                                           -----------------
                                                                                                                   681,184
                                                                                                           -----------------

                                                                                                               $11,328,846
                                                                                                           =================

        *Party-in-interest

                           First Merchants Corporation
                             Retirement Savings Plan
             Schedule H, line 4j--Schedule of Reportable Transactions
       (Transactions in Excess of 5% of Plan Assets at Beginning of Year)
                          Year Ended December 31, 2000
           Employer Identification Number: 35-1544218 Plan Number: 002


        (a)                     (b)                   (c)      (d)        (e)        (f)         (g)          (h)         (i)
                                                                                                         Current Value
                                                                                  Expenses                of Asset on
 Identity of Party        Description of           Purchase  Selling     Lease  Incurred With  Cost of    Transaction   Net Gain
      Involved                Assets                 Price    Price      Rental  Transaction    Asset         Date      or (Loss)
------------------------------------------------------------------------------------------------------------------------------------
       Issuer       First Merchants Bank, N.A.
                    Temporary
                       Fund 11
                       Purchases                    $961,935                                   $  961,935  $  961,935
                       Sales                                 $1,017,614                         1,017,614   1,017,614


                                   Exhibit 23

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in a Registration Statement on Form S-8 (File Number 333-50484) of our report dated June 7, 2001, with respect to the financial statements of the First Merchants Corporation Retirement Savings Plan included in its Annual Report on Form 11-K for the year ended December 31, 2000.



    BKD, LLP
    Indianapolis, Indiana
    June 25, 2001

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


        Date:  06/07/01                     By: /s/ Kimberly J. Ellington
               --------                         -------------------------
                                                    Kimberly J. Ellington
                                                    First Merchants Corporation
                                                    Retirement Savings Plan